HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2021 and 2020

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three months ended March 31, 2021, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three months ended March 31, 2021, based on information available to management as of May 6, 2021.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2021	2020	Change
Revenues	1,811	1,850	(2.1%)
Purchased power	894	1,007	(11.2%)
Revenues, net of purchased power[1]	917	843	8.8%
Operation, maintenance and administration (OM&A) costs	282	265	6.4%
Depreciation, amortization and asset removal costs	223	212	5.2%
Financing charges	116	119	(2.5%)
Income tax expense	26	15	73%
Net income to common shareholders of Hydro One	268	225	19.1%
Adjusted net income to common shareholders of Hydro One[1]	268	225	19.1%

Basic earnings per common share (EPS)	$0.45	$0.38	18.4%
Diluted EPS	$0.45	$0.38	18.4%
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$0.45	$0.38	18.4%
Diluted Adjusted EPS[1]	$0.45	$0.38	18.4%

Net cash from operating activities	517	548	(5.7%)
Funds from operations (FFO)[1]	567	479	18.4%

Capital investments	527	372	41.7%
Assets placed in-service	157	225	(30.2%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,937	19,247	3.6%
Distribution: Electricity distributed to Hydro One customers (GWh)	8,156	7,484	9.0%

As at	March 31, 2021	December 31, 2020
Debt to capitalization ratio[2]	56.3%	56.3%
1    See section “Non-GAAP Measures” for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.
2    Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, which include Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution) in 2020. The other segment consists principally of Hydro One's telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated.

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

For the three months ended March 31, 2021 and 2020, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Three months ended March 31	2021	2020
Transmission	49%	48%
Distribution	50%	51%
Other	1%	1%
As at March 31, 2021 and December 31, 2020, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2021	December 31, 2020
Transmission	59%	58%
Distribution	39%	38%
Other	2%	4%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended March 31, 2021 of $268 million is an increase of $43 million, or 19.1%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power, primarily resulting from:
•an increase in transmission revenues resulting from Ontario Energy Board (OEB)-approved rates and higher average monthly Ontario 60-minute peak demand driven by favourable weather; and
•an increase in distribution revenues, net of purchased power, primarily resulting from OEB-approved rates and revenues related to the Peterborough Distribution and Orillia Power acquisitions.
•higher OM&A costs primarily resulting from:
•higher work program spend mainly related to vegetation management, information technology initiatives, and customer programs; and
•costs related to the Peterborough Distribution and Orillia Power acquisitions; partially offset by
•lower corporate support costs.
•higher depreciation, amortization and asset removal costs primarily attributable to:
•growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
•higher income tax expense primarily attributable to:
•higher earnings compared to same period in prior year, partially offset by
•higher deductible timing differences.
Included in the Company's results for the three months ended March 31, 2021 are $4 million of costs incurred as a result of the COVID-19 pandemic, compared to $5 million of COVID-19 related costs incurred in the first quarter of 2020. Costs in the current year primarily consist of direct expenses, including purchases of additional facility-related cleaning supplies and personal protective equipment. For additional disclosure related to the impact of COVID-19 on the Company's operations for the three months ended March 31, 2021, please see section "Other Developments - COVID-19".
EPS and Adjusted EPS
EPS and Adjusted EPS was $0.45 for the three months ended March 31, 2021, compared to EPS and Adjusted EPS of $0.38 in the comparable period last year. The increase in EPS and Adjusted EPS was driven by higher earnings for the three months ended March 31, 2021, as discussed above. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2021	2020	Change
Transmission	448	400	12.0%
Distribution	1,354	1,439	(5.9%)
Other	9	11	(18.2%)
Total revenues	1,811	1,850	(2.1%)

Transmission	448	400	12.0%
Distribution, net of purchased power[1]	460	432	6.5%
Other	9	11	(18.2%)
Total revenues, net of purchased power[1]	917	843	8.8%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,937	19,247	3.6%
Distribution: Electricity distributed to Hydro One customers (GWh)	8,156	7,484	9.0%
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues increased by 12.0% during the quarter ended March 31, 2021, compared to the first quarter in 2020, primarily due to the following:
•higher revenues resulting from the OEB-approved 2021 rates and the timing of the OEB decision on the 2020 rates received in the second quarter of the prior year; and
•higher average monthly Ontario 60-minute peak demand driven by favourable weather.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 6.5% during the quarter ended March 31, 2021, compared to the first quarter in 2020, primarily due to the following:
•higher revenues resulting from the OEB-approved 2021 rates;
•higher revenues related to the Peterborough Distribution and Orillia Power acquisitions; and
•higher energy consumption driven by favourable weather.
OM&A Costs

Three months ended March 31 (millions of dollars)	2021	2020	Change
Transmission	98	102	(3.9%)
Distribution	167	148	12.8%
Other	17	15	13.3%
	282	265	6.4%
Transmission OM&A Costs
The 3.9% decrease in transmission OM&A costs for the quarter ended March 31, 2021, compared to the first quarter in 2020, was primarily due to the following:
•lower corporate support costs; partially offset by
•OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; and
•higher vegetation management expenditures.
Distribution OM&A Costs
The 12.8% increase in distribution OM&A costs for the quarter ended March 31, 2021, compared to the first quarter in 2020, was primarily due to the following:
•OM&A costs related to the Peterborough Distribution and Orillia Power acquisitions;
•higher volume of distribution station maintenance work;
•higher spend on information technology initiatives; and
•higher spend on customer programs.
Depreciation, Amortization and Asset Removal Costs
The increase of $11 million or 5.2% in depreciation, amortization and asset removal costs for the quarter ended March 31, 2021, compared to the first quarter in 2020, was mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Financing Charges
The $3 million, or 2.5%, decrease in financing charges for the quarter ended March 31, 2021, compared to the first quarter in 2020, was primarily due to:
•higher capitalized interest due to higher average balance of assets under construction during the first quarter of 2021; and
•lower weighted-average interest rates on short-term notes and long-term debt.
Income Tax Expense
Income tax expense was $26 million for the three months ended March 31, 2021 compared to income tax expense of $15 million for the comparable period last year. The $11 million increase in income tax expense for the three months ended March 31, 2021 was principally attributable to the following:
•higher earnings compared to same period in prior year, partially offset by
•higher deductible timing differences.
The Company realized an effective tax rate (ETR) of approximately 8.8% for the three months ended March 31, 2021, compared to approximately 6.1% in 2020.
Common Share Dividends
In 2021, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 23, 2021	March 17, 2021	March 31, 2021	$0.2536	152
Following the conclusion of the first quarter of 2021, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
May 6, 2021	June 9, 2021	June 30, 2021	$0.2663	159
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
Revenues	1,811	1,867	1,903	1,670	1,850	1,715	1,593	1,413
Purchased power	894	1,046	993	808	1,007	914	737	653
Revenues, net of purchased power[1]	917	821	910	862	843	801	856	760
Net income to common shareholders	268	161	281	1,103	225	211	241	155
Adjusted net income to common shareholders[1]	268	161	281	236	225	211	241	155

Basic EPS	$0.45	$0.27	$0.47	$1.84	$0.38	$0.35	$0.40	$0.26
Diluted EPS	$0.45	$0.27	$0.47	$1.84	$0.38	$0.35	$0.40	$0.26
Basic Adjusted EPS[1]	$0.45	$0.27	$0.47	$0.39	$0.38	$0.35	$0.40	$0.26
Diluted Adjusted EPS[1]	$0.45	$0.27	$0.47	$0.39	$0.38	$0.35	$0.40	$0.26

Earnings coverage ratio[2]	2.9	2.8	2.9	n/a	n/a	n/a	n/a	n/a
1    See section “Non-GAAP Measures” for description of revenues, net of purchased power, adjusted net income and Adjusted EPS.
2    Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended March 31, 2021, December 31, 2020 and September 30, 2020, and has been calculated as net income before financing charges and income taxes attributable to shareholders of Hydro One, divided by the sum of financing charges and capitalized interest.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2021 and 2020:

Three months ended March 31 (millions of dollars)	2021	2020	Change
Transmission	48	129	(62.8%)
Distribution	106	95	11.6%
Other	3	1	200.0%
Total assets placed in-service	157	225	(30.2%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $81 million or 62.8% in the first quarter of 2021 compared to the first quarter of 2020 primarily due to the following:
•assets placed in-service in the first quarter of 2020 including the high voltage underground cable replacement work from Leaside transmission station to Main transmission station; the Elgin transmission station, the Kapuskasing area reinforcement project, and the Middleport air-blast breaker replacement project; partially offset by
•higher volume of overhead lines and component replacements in the first quarter of 2021.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $11 million or 11.6% in the first quarter of 2021 compared to the first quarter of 2020 primarily due to the following:
•higher volume of work on customer connections; and
•higher volume of wood pole replacements; partially offset by
•assets placed in-service for distribution station refurbishments program in the first quarter of 2020.
Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2021 and 2020:

Three months ended March 31 (millions of dollars)	2021	2020	Change
Transmission
Sustaining	244	177	37.9%
Development	72	47	53.2%
Other	32	12	166.7%
	348	236	47.5%
Distribution
Sustaining	77	66	16.7%
Development	67	60	11.7%
Other	32	9	255.6%
	176	135	30.4%
Other	3	1	200.0%
Total capital investments	527	372	41.7%
Transmission Capital Investments
Transmission capital investments increased by $112 million or 47.5% in the first quarter of 2021 compared to the first quarter of 2020. Principal impacts on the levels of capital investments included:
•higher volume of station refurbishments and replacements;
•higher volume of line refurbishments and wood pole replacements;
•higher investments in multi-year development projects, (primarily including the new Lakeshore switching station, Barrie area transmission upgrade, the Watay line to Pickle Lake connection, partially offset by the timing of expenditures related to the East-West Tie connection); and
•investment in the new Ontario grid control centre in the City of Orillia.
Distribution Capital Investments
Distribution capital investments increased by $41 million or 30.4% in the first quarter of 2021 compared to the first quarter of 2020. Principal impacts on the levels of capital investments included:
•investment in the new Ontario grid control centre in the City of Orillia;
•higher investments in information technology projects;
•higher volume of wood pole replacements; and
•higher volume of work on customer connections.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at March 31, 2021:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	28	10
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[1]	160	140
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	8
Leamington Area Transmission Reinforcement[3,4]	Leamington Southwestern Ontario	New transmission line and stations	2026[3,4]	525[3,4]	82

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	118	116
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	146	144
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	136	92
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	146	79
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	94
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	123	78
1 The East-West Tie Station Expansion project is impacted by the construction schedule of the new East-West Tie transmission line being built by Upper Canada Transmission Inc., operating as NextBridge Infrastructure, LP (NextBridge). In September 2020, NextBridge advised the OEB of a delay in the in-service date of the East-West Tie transmission line to March 31, 2022. As a result of this delay, the majority of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, is now expected to be placed in-service in 2022.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Lakeshore and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
4 On March 29, 2021, The Independent Electricity System Operator (IESO) requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton to support agricultural growth in Southwest Ontario; Hydro One is currently evaluating the scope and timing of this work.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2021	2020
Cash provided by operating activities	517	548
Cash provided by (used in) financing activities	(639)	829
Cash used in investing activities	(514)	(365)
Increase (decrease) in cash and cash equivalents	(636)	1,012
Cash provided by operating activities
Cash from operating activities for the first quarter of 2021 decreased by $31 million compared to the first quarter of 2020. The decrease was impacted by various factors, including the following:
•higher receivable from the IESO during the first quarter of 2021 associated with provincial funding programs, and lower payable to IESO due to higher rebates for green energy purchases and lower commodity rates charged; partially offset by:
•higher earnings in the first quarter of 2021;
•higher payables due to energy purchased from embedded generators and higher non-energy payables; and
•cash received associated with other post-employment benefits (OPEB) liability assumed as part of certain employees transferred from Inergi LP to Hydro One Networks in March 2021.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Cash provided by (used in) financing activities
Cash provided by financing activities decreased by $1,468 million for the three months ended March 31, 2021 compared to 2020. The decrease was impacted by various factors, including the following:
Sources of cash
•The Company did not issue any long-term debt in the three months ended March 31, 2021, compared to $1,100 million of long-term debt issued in the same period last year.
•The Company received proceeds of $815 million from the issuance of short-term notes in the first quarter of 2021, compared to $1,285 million received in the same period last year.
Uses of cash
•The Company repaid $800 million of short-term notes in the first quarter of 2021, compared to $1,415 million repaid in the same period last year.
•The Company repaid $500 million of long-term debt in the first quarter of 2021, compared to no debt repaid in the same period last year.
•Common share dividends paid in the first quarter of 2021 were $152 million, compared to dividends of $149 million paid in the same period last year.
Cash used in investing activities
Cash used in investing activities increased by $149 million for the three months ended March 31, 2021 compared to 2020. The increase is primarily attributable to a $155 million increase in capital investments during the first quarter of 2021. Please see section "Capital Investments" for comparability of capital investments made by the Company during the three months ended March 31, 2021 compared to prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At March 31, 2021, Hydro One Inc. had $815 million in commercial paper borrowings outstanding, compared to $800 million outstanding at December 31, 2020. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million as at March 31, 2021. No amounts were drawn on the Operating Credit Facilities as at March 31, 2021 or December 31, 2020. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.
At March 31, 2021, the Company had long-term debt outstanding in the principal amount of $13,058 million, which included $425 million of long-term debt issued by Hydro One, $12,495 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $138 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The long-term debt consists of notes and debentures that mature between 2021 and 2064, and as at March 31, 2021, had a weighted-average term to maturity of approximately 14.8 years (December 31, 2020 - 14.5 years) and a weighted-average coupon rate of 3.8% (December 31, 2020 - 3.8%).
In August 2020, Hydro One filed a short form Universal Base Shelf Prospectus with securities regulatory authorities in Canada, which has a maximum authorized principal amount of $2,000 million of debt, equity or other securities, or any combination thereof, expiring in September 2022. At March 31, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.
In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At March 31, 2021, $2,800 million remained available for issuance under the MTN Program prospectus.
In December 2020, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US, which has a maximum authorized principal amount of US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At March 31, 2021, no securities have been issued under the US Debt Shelf Prospectus.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Compliance
At March 31, 2021, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2021 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,058	904	734	1,950	9,470
Long-term debt - interest payments	8,306	496	937	883	5,990
Short-term notes payable	815	815	—	—	—
Pension contributions	698	68	204	223	203
Environmental and asset retirement obligations	152	33	42	21	56
Outsourcing and other agreements	266	126	113	12	15
Lease obligations	86	15	24	22	25
Long-term software/meter agreement	34	9	13	5	7
Total contractual obligations	23,415	2,466	2,067	3,116	15,766

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[1]	185	174	11	—	—
Guarantees[2]	496	496	—	—	—
Total other commercial commitments	3,231	670	11	2,550	—
1 Letters of credit consist of $167 million in letters of credit related to retirement compensation arrangements, an $11 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $484 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) of $7 million relating to Ontario Charging Network LP (OCN LP) (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At May 6, 2021, Hydro One had 598,217,183 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At May 6, 2021, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at May 6, 2021 was 2,846,495.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

REGULATION
Deferred Tax Asset (DTA)
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019.
On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period.
On April 8, 2021, the OEB rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. The recovery of these amounts is expected to result in an annual increase in FFO of approximately $65 million, $135 million and $65 million in 2021, 2022 and 2023, respectively. In addition, the DTA Implementation Decision requires that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to further increase FFO by approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an increase in the Company’s ETR to approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remote Communities
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
Leave to Construct
On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity. On February 25, 2021, the OEB approved the Leave to Construct application with standard conditions of approval.
OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers.
Notwithstanding the onset of the third wave of the COVID-19 pandemic in the first quarter of 2021, Hydro One continues to operate safely as a result of the safety procedures and practices that the Company implemented in 2020. To date, Hydro One has experienced very few cases of workplace transmission of the COVID-19 virus.
As part of the Company's ongoing commitment to customers, Hydro One continued with a number of customer relief measures that were implemented in the early days of the pandemic to assist customers impacted by COVID-19, and in January 2021, the Company launched the Small Business Pandemic Relief Program to provide financial assistance and payment flexibility to small business customers.
The Company continues to track incremental COVID-19 costs and lost revenues in accordance with OEB guidance. During the three months ended March 31, 2021, the Company incurred approximately $4 million of incremental OM&A and as at March 31, 2021, is tracking approximately $64 million in the deferral accounts previously approved by the OEB. The Company has assessed that these amounts are not probable for future recovery in rates and no amounts related to the COVID-19 pandemic have been recognized as regulatory assets. The OEB consultation on the impact of COVID-19 is ongoing, with further guidance expected in the first half of 2021.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Looking ahead, it is very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations and we will continue to actively monitor the developing situations and may take further actions that we determine are in the best interest of our operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities.
Collective Agreements
The current collective agreement with the Society of United Professionals (Society) expired on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. Both sides acknowledge their commitment to working towards the timely completion of collective bargaining and negotiations are ongoing.
Building Broadband Faster Act
On March 4, 2021, the provincial Government introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of needed broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the government with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. Regulations informing the legislative changes are expected later this year. The Company will continue to assess the impact as more details become available.
NON-GAAP MEASURES
FFO, basic and diluted Adjusted EPS, adjusted net income, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have standardized meanings prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended March 31 (millions of dollars)	2021	2020
Net cash from operating activities	517	548
Changes in non-cash balances related to operations	52	(62)
Preferred share dividends	—	(5)
Distributions to noncontrolling interest	(2)	(1)
FFO	567	480

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Adjusted Net Income and Adjusted EPS
The following adjusted net income, and basic and diluted Adjusted EPS have been calculated by management on a supplementary basis which adjusts net income under US GAAP for impacts related to the ODC Decision. Adjusted net income and Adjusted EPS are used internally by management to assess the Company’s performance and are considered useful because they exclude the impacts of the ODC Decision. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Quarter ended (millions of dollars, except number of shares and EPS)	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020

Net income attributable to common shareholders	268	161	281	1,103

Impacts related to the ODC Decision	—	—	—	(867)
Adjusted net income attributable to common shareholders	268	161	281	236

Weighted-average number of shares
Basic	597,665,695	597,588,309	597,557,787	597,551,514
Effect of dilutive stock-based compensation plans	2,491,520	2,586,310	2,362,569	2,423,441
Diluted	600,157,215	600,174,619	599,920,356	599,974,955

Adjusted EPS
Basic	$0.45	$0.27	$0.47	$0.39
Diluted	$0.45	$0.27	$0.47	$0.39

Quarter ended (millions of dollars, except number of shares and EPS)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019

Net income attributable to common shareholders	225	211	241	155

Adjusting items	—	—	—	—
Adjusted net income attributable to common shareholders	225	211	241	155

Weighted-average number of shares
Basic	596,983,560	596,670,374	596,605,054	596,503,988
Effect of dilutive stock-based compensation plans	2,663,999	2,564,789	2,420,792	2,442,181
Diluted	599,647,559	599,235,163	599,025,846	598,946,169

Adjusted EPS
Basic	$0.38	$0.35	$0.40	$0.26
Diluted	$0.38	$0.35	$0.40	$0.26
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Quarter ended (millions of dollars)	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
Revenues	1,811	1,867	1,903	1,670	1,850	1,715	1,593	1,413
Less: Purchased power	894	1,046	993	808	1,007	914	737	653
Revenues, net of purchased power	917	821	910	862	843	801	856	760

Quarter ended (millions of dollars)	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
Distribution revenues	1,354	1,457	1,410	1,201	1,439	1,298	1,140	1,029
Less: Purchased power	894	1,046	993	808	1,007	914	737	653
Distribution revenues, net of purchased power	460	411	417	393	432	384	403	376

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

RELATED PARTY TRANSACTIONS
The Province of Ontario (Province) is a shareholder of Hydro One with approximately 47.2% ownership at March 31, 2021. The IESO, OPG, and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2021 and 2020:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2021	2020
Province	Dividends paid	72	73
IESO	Power purchased	639	776
	Revenues for transmission services	442	395
	Amounts related to electricity rebates	306	433
	Distribution revenues related to rural rate protection	62	59
	Distribution revenues related to supply of electricity to remote northern communities	9	9
	Funding received related to Conservation and Demand Management programs	—	9
OPG[1]	Power purchased	4	2
	Revenues related to provision of services and supply of electricity	2	2
	Capital contribution received from OPG	2	—
	Costs related to the purchase of services	—	1
OEB	OEB fees	2	2
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2021, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated December 17, 2020. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended March 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	151	2	—	—	2,004	1,961	(344)	(113)	1,811	1,850
Net Income (Loss) Attributable to Common Shareholders	151	(2)	—	—	444	308	(327)	(81)	268	225

As at March 31, 2021 and December 31, 2020 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Mar. 2021	Dec.2020	Mar. 2021	Dec.2020	Mar. 2021	Dec.2020	Mar. 2021	Dec.2020	Mar. 2021	Dec.2020
Current Assets	99	97	—	—	2,895	3,446	(1,669)	(1,554)	1,325	1,989
Non-Current Assets	3,426	3,426	—	—	44,228	44,408	(18,944)	(19,529)	28,710	28,305
Current Liabilities	458	454	—	—	4,185	4,066	(1,659)	(1,541)	2,984	2,979
Non-Current Liabilities	425	423	—	—	27,848	28,810	(11,961)	(12,546)	16,312	16,687
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, resulting and related decisions, including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the potential impact of delays on the Company’s transmission in-service additions; the potential impact of COVID-19 on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; expectations relating to the recoverability of incremental costs and lost revenues from ratepayers in connection with the COVID-19 pandemic; the OEB consultation on the impact of COVID-19; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; collective bargaining; Bill 257, related regulations and the expected timing and impacts; future pension contributions; dividends; non-GAAP measures; internal controls over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus; and the US Debt Shelf Prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses;

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2021 and 2020

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2020 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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